Exhibit 99.1

THE SECURITIES DESCRIBED HEREIN AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT ARE AVAILABLE.  THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

AMENDED AND RESTATED SUBSCRIPTION AGREEMENT

PLATINUM GROUP METALS LTD.

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HOSKEN CONSOLIDATED INVESTMENTS LIMITED

MAY 10, 2018

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		3
1.1	Defined Terms	3
1.2	Rules of Construction	9
1.3	Time of Essence	10
1.4	Governing Law and Submission to Jurisdiction	10
1.5	Severability	10
1.6	Entire Agreement	11
1.7	Accounting Principles	11
1.8	Knowledge	11

ARTICLE 2 PURCHASE OF UNITS		11
2.1	Investment in Company	11
2.2	Satisfaction of the Purchase Price	12

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		12
3.1	Representations and Warranties of the Company	12
3.2	Representations and Warranties of the Investor	22
3.3	Survival of Representations and Warranties	26
3.4	Material Changes	26

ARTICLE 4 ADDITIONAL COVENANTS		27
4.1	Board Representation	27
4.2	Participation Rights	28
4.3	Listing of Common Shares	31
4.4	Actions to be Taken by Company	32

ARTICLE 5 CLOSING		33
5.1	Closing	33
5.2	Company Closing Deliveries and Conditions for Acceptance	33
5.3	Investor Closing Deliveries	37

ARTICLE 6 GENERAL PROVISIONS		37
6.1	Termination	37
6.2	Notices	38
6.3	Further Assurances	39
6.4	Amendments	39
6.5	Assignment	40
6.6	Successors and Assigns	40
6.7	No Partnership	40
6.8	Public Releases	40
6.9	Counterparts	40

AMENDED AND RESTATED SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 10th day of May, 2018

BETWEEN:

HOSKEN CONSOLIDATED INVESTMENTS LIMITED, a corporation existing under the laws of the Republic of South Africa,

(hereinafter referred to as the “Investor”),

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PLATINUM GROUP METALS LTD., a company existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”).

WHEREAS the Company had agreed to issue to the Investor, and the Investor had agreed to purchase from the Company (the “Private Placement”), 16,767,778 units of the Company (the “Old Units”) at a price of US$0.19 per Old Unit, in reliance upon the representations, warranties and covenants of the Company contained in a subscription agreement dated May 3, 2018 (the “Old Subscription Agreement”);

AND WHEREAS each Old Unit consisted of one Common Share (as hereinafter defined) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, an “Old Warrant”);

AND WHEREAS each Old Warrant was to have entitled the Investor to purchase one Common Share at a price of US$0.24 at any time prior to 4:00pm Vancouver time on the date that was three years following the closing date of the issuance of the Old Units;

AND WHEREAS the Old Subscription Agreement was entered into in connection with a proposed public offering (the “Public Offering”) of units of the Company (the “Public Offering Units”) which were expected to have substantially the same terms as the Old Units;

AND WHEREAS while marketing of the Public Offering is not yet completed, the Company no longer anticipates completing the Public Offering on substantially the same terms as the Old Units;

AND WHEREAS in the circumstances, the Company and the Investor have agreed to amend the terms of the Private Placement such that the Company now agrees to issue to the Investor, and the Investor agrees to purchase from the Company, 15,090,999 units (the “Units”) at a price of US$0.15 per Unit, with each Unit comprised of one Common Share and one full Common Share purchase warrant (a “Warrant”), and each Warrant entitling the holder thereof to purchase one Common Share (a “Warrant Share”), at a price of US$0.17 at any time prior to 4:00 p.m. Vancouver time on the date that is eighteen months following the date of issuance of the Warrant, in reliance upon the representations, warranties and covenants of the Company contained in this amended and restated subscription agreement;

AND WHEREAS the parties have agreed that no further changes in the terms of the Units will be made as a result of the marketing of the Public Offering;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, or by-law, rule or regulation of any Governmental Entity, whether or not having the force of law, having jurisdiction over such Person;

“BCSC” means the British Columbia Securities Commission;

“Board” means the board of directors of the Company;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday, on which banks in Vancouver, British Columbia are open for commercial banking business during normal banking hours;

“CFPOA” shall have the meaning set out in Section 3.1(hh);

“Closing” means the closing of the purchase and sale of the Units;

“Closing Date” means such day which falls on the date of closing of the Public Offering (provided that the Closing conditions have been satisfied by such time);

“Closing Time” means the time of Closing on the Closing Date, which Closing Time shall be immediately prior to closing of the Public Offering;

“Common Shares” means common shares in the authorized share structure of the Company;

“Continuous Disclosure Documents” means all documents previously published or filed by the Company with, or furnished by the Company to, the Securities Regulators (other than such documents filed or furnished on a confidential basis) within the past two years;

“Contract” shall have the meaning set out in Section 3.1(u);

“Convertible Notes” means the US$20.0 million in aggregate principal amount of 6 7/8% convertible senior subordinated notes due July 1, 2022, as governed by the Note Indenture;

“Convertible Securities” means any agreement, option, warrant, right or other security or conversion privilege issued or granted by the Company or any of its Affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges;

“Dealer” means “dealer” as defined in in Section 2(a)(12) of the U.S. Securities Act.  Without limiting the foregoing, but for greater clarity in this Agreement, it means any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling or otherwise dealing or trading in securities of another person;

“Directors” means the directors of the Company, elected or appointed from time to time;

“Distributor” means “distributor” as defined in Regulation S under the U.S. Securities Act.  Without limiting the foregoing, but for greater clarity in this Agreement, it means any underwriter, dealer or other person who participates, pursuant to a contractual arrangement, in the distribution of securities offered and sold in reliance upon Regulation S under the U.S. Securities Act;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, other third party interest or any Contract to create any of the foregoing;

“Environmental Law” shall have the meaning set out in Section 3.1(y);

“Equity Financing” shall have the meaning set out in Section 4.2;

“Equity Financing Notice” shall have the meaning set out in Section 4.2(i);

“Equity Securities” shall have the meaning set out in Section 4.2;

“Exchanges” mans the TSX and NYSE American;

“Expiry Date” means the date which falls 18 months from the Closing Date;

“Expiry Time” means 4:00 p.m. (Vancouver time) on the Expiry Date;

“FCPA” shall have the meaning set out in Section 3.1(hh);

“Financial Statements” means the audited financial statements of the Company as at and for the year ended August 31, 2017, including the notes thereto, together with the auditor’s report thereon;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and each stock exchange or other trading market on which the Company’s securities are listed or traded;

“Hazardous Substances” shall have the meaning set out in Section 3.1(y);

“IFRS” means international financial reporting standards from time to time approved by the International Accounting Standards Board, or any successor body;

“Investor” shall mean the Investor and, if applicable, a direct or indirect subsidiary of the Investor that shall, at the direction of the Investor, acquire the Units hereunder;

“Investor’s Nominee” shall have the meaning set out in Section 4.1(a);

“Investor’s Percentage” means the percentage of the Outstanding Equity Securities owned beneficially by the Investor and its Affiliates collectively at any given time and is calculated by multiplying 100 by a fraction, the numerator of which is the aggregate number of Outstanding Equity Securities owned beneficially by the Investor and its

Affiliates and the denominator of which is the total number of Outstanding Equity Securities;

“Laws” means any and all federal, provincial, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

“Liberty Facility” means the US$40,000,000 secured operating loan facility that the Company drew down on November 20, 2015, governed by the Second Amended and Restated Second Lien Credit Agreement among the Company and Liberty Metals & Mining Holdings, LLC, among others, dated as of February 12, 2018, as amended by the Liberty Modification Agreement and subsequent consents and waivers, and includes the PPA Termination Agreement;

“Material Adverse Effect” means any fact, change, event, violation, circumstance or effect which is or is reasonably likely to have a material adverse effect on a person’s business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets (including the Waterberg Project), in all cases, whether or not arising in the ordinary course of business and considered on a consolidated basis;

“material change” means a material change for the purposes of Securities Laws or, where undefined under Securities Laws, means a change in the business, operations, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of a person that would reasonably be expected to have a significant effect on the market price or value of its securities and includes a decision to implement such a change made by the board of directors of such person, or, alternatively, by senior management of such person, where they believe that confirmation of the decision by the board of directors of such person, is probable;

“Material Contract” shall have the meaning set out in Section 3.1(jj);

“Material Entities” means Platinum Group Metals (RSA) Proprietary Limited, Mnombo Wethu Consultants Proprietary Limited and Waterberg JV Resources Proprietary Limited, and “Material Entity” means any one of them;

“material fact” means a material fact for the purposes of Securities Laws or, where undefined under Securities Laws,  means a fact that would reasonably be expected to have a significant effect on the market price or value of a person’s securities;

“Mining Claims” shall have the meaning set out in Section 3.1(w);

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 - Prospectus and Registration Exemptions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“Non-Cash Transaction” means a transaction pursuant to which the Company issues Common Shares for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company;

“Note Indenture” means the Note Indenture dated June 30, 2017 between the Company and The Bank of New York Mellon, as supplemented on January 31, 2018;

“NYSE American” means the NYSE American, LLC;

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

“ordinary course of business” means the ordinary course of the Company’s business consistent with past practices and with good mining and business practice;

“Outstanding Equity Securities” means the total number of issued and outstanding Common Shares, on a non-diluted basis;

“Person” means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“PPA Termination Agreement” means the Production Payment Agreement Termination Agreement dated October 30, 2017 among the Company, Platinum Group Metals (RSA) Proprietary Limited and Liberty Metals & Mining Holdings, LLC, as modified on February 12, 2018 and by subsequent consent or waiver;

“Proceeds” shall have the meaning set out in Section 2.1;

“Public Offering” means a proposed public offering of units of the Company to raise a minimum of US$17.1 million;

“Purchase Price” shall have the meaning set out in the recitals hereto;

“PWC” means PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company;

“Reporting Jurisdictions” means all of the provinces of Canada;

“Rules and Regulations” means the rules and regulations of the SEC;

“Securities Laws” means all applicable Canadian securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the TSX;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Reporting Jurisdictions;

“Shareholders” means holders of Common Shares;

“Stock Exchange Approval” shall have the meaning set out in Section 3.1(j);

“Subsidiaries” means all of the Material Entities, and each individually a “Subsidiary”;

“Tax” or “Taxes” means any federal, provincial, territorial, state or local income, goods and services, value added, corporation, land transfer, licence, payroll, excise, sales, use, capital, withholding, mining or other tax, levy, duty, royalty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest or penalty on any of the foregoing, whether disputed or not, and for greater certainty includes Canada Pension Plan premiums and employment insurance premiums;

“tax return” means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax;

“TSX” means the Toronto Stock Exchange or any successor thereto;

“Unit” shall have the meaning set out in the recitals hereto;

“Unit Share” shall have the meaning set out in the recitals hereto;

“United States” means the United States of America as defined in Regulation S under the U.S. Securities Act;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant” shall have the meaning set out in the recitals hereto;

“Warrant Certificate” means the certificate representing the Warrants forming part of the Units to be issued to the Investor, which certificate shall be substantially in the form attached hereto as Schedule “A”;

“Warrant Share” shall have the meaning set out in the recitals hereto;

“Waterberg Call Option Agreement” means the Call Option Agreement entered into among the Company, Impala Platinum Holdings Limited, Platinum Group Metals (RSA) Proprietary Limited, Mnombo Wethu Consultants Proprietary Limited, Tiger Gate Platinum (RF) Proprietary Limited, Japan Oil, Gas and Metals National Corporation and Waterberg JV Resources Proprietary Limited, pursuant to which Impala Platinum Holdings Limited acquired an option to increase its stake in Waterberg JV Resources Proprietary Limited to 50.01% through additional share purchases and earn-in arrangements; and

“Waterberg Project” means the Waterberg Joint Venture Project, comprised of two adjacent project areas formerly known as the Waterberg joint venture project and the Waterberg extension project, all as more particularly described in the Continuous Disclosure Documents.

1.2                                                                               Rules of Construction

In this Agreement:

(a)                                 the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)                                 references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)                                  the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)                                 words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)                                  the word “including” is deemed to mean “including without limitation”;

(f)                                   the terms “party” and the “parties” refer to a party or the parties to this Agreement;

(g)                                  any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)                                 any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)                                     all dollar amounts refer to United States dollars, unless otherwise noted;

(j)                                    any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)                                 whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3                                                                               Time of Essence

Time shall be of the essence of this Agreement.

1.4                                                                               Governing Law and Submission to Jurisdiction

(a)                       This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(b)                       Each of the parties irrevocably and unconditionally (i) submits to the nonexclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5                                                                               Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.6                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including, without limiting the generality of the foregoing, the Old Subscription Agreement. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

1.7                                                                               Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established as generally accepted in Canada for financial reporting, applied on a consistent basis, including those principles recommended from time to time in the Handbook of the Chartered Professional Accountants of Canada or any successor body thereto, and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8                                                                               Knowledge

For the purposes of this Agreement, with respect to any matter, (a) the knowledge of the Company shall mean (i) the actual knowledge of R. Michael Jones and Frank Hallam, and (ii) all information which ought to have been known by R. Michael Jones and Frank Hallam, after making reasonable inquiry of the directors, officers and employees of and consultants to the Company concerning the matters in question, whether or not any such inquiry was actually made, and (b) the knowledge of the Investor shall mean (i) the actual knowledge of John Anthony Copelyn, and (ii) all information which ought to have been known by John Anthony Copelyn after making reasonable inquiry of the directors, officers and employees of and consultants to the Company concerning the matters in question, whether or not any such inquiry was actually made to the Investor.

ARTICLE 2
PURCHASE OF UNITS

2.1                                                                               Investment in Company

On the terms and subject to the conditions of this Agreement, the Investor agrees on the date hereof to subscribe for and purchase from the Company, and the Company agrees to issue from treasury and sell to the Investor 15,090,999 Units at a purchase price per Unit of US$0.15 for total proceeds of $2,263,649.85 (the “Proceeds”).  Each Unit will consist of one Unit Share and one Warrant, with each Warrant entitling the Investor to purchase one Warrant Share (subject to adjustment pursuant to the terms and conditions of the Warrant Certificate) at a price of US$0.17 at any time prior to the Expiry Time on the Expiry Date.

2.2                                                                               Satisfaction of the Purchase Price

The Investor shall pay, or cause to be paid, the aggregate Purchase Price to the Company (or as directed by the Company) by certified cheque, solicitor’s trust cheque, bank draft or wire transfer in immediately available funds or in any other manner agreed upon by the parties, at the Closing Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties of the Company

The Company hereby represents, warrants and covenants to the Investor as follows and acknowledges that the Investor is relying on such representations, warranties and covenants in completing its subscription for the Units:

(a)                                 Corporate Status.

(i)                                     The Company.  The Company is a company existing under the laws of British Columbia and has all requisite corporate power and capacity to own, lease and operate its properties, and to conduct its business as presently conducted and as proposed to be conducted as contemplated in the Continuous Disclosure Documents and to enter into and deliver this Agreement to which it is or will be a party and to perform its obligations hereunder.  No act or proceeding has been taken by or against the Company in connection with its liquidation, winding-up or bankruptcy.

(ii)                                  Subsidiaries. The Company’s material Subsidiaries are the Material Entities, and each Subsidiary is a corporation incorporated, organized and existing under the laws of its jurisdiction of incorporation and each has all requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as presently conducted and as proposed to be conducted as contemplated in the Continuous Disclosure Documents (save that Waterberg JV Resources Proprietary Limited is required to apply for and be granted a mining right and environmental licences in order for it to conduct future mining operations).  No act or proceeding has been taken by or against a Subsidiary in connection with its liquidation, winding-up or bankruptcy.

(iii)                               Authority of the Company. All necessary action will have been taken by the Company to authorize the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations thereunder, and this Agreement will have been duly executed and delivered and will constitute a valid and legally binding obligation of the Company enforceable against it in accordance with its terms.

(iv)                              Continuous Disclosure Documents.  The Continuous Disclosure Documents contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Securities Laws in the Reporting Jurisdictions, other than as subsequently corrected and published or filed by the Company prior to the date of this Agreement.

(b)                                 Financial Statements. The Financial Statements (i) are in accordance with the books, records and accounts of the Company and the Subsidiaries; (ii) are complete and correct in all material respects and present fairly, on a consolidated basis, the assets, liabilities and financial position of the Company as at the date indicated and the cash flows and results of operations of the Company for the periods specified; and (iii) have been prepared in accordance with IFRS.

(c)                                  Undisclosed Liabilities. None of the Company nor the Subsidiaries have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise required to be disclosed under IFRS, which are not disclosed or referred to in the Financial Statements.

(d)                                 Tax Returns.  The Company and the Subsidiaries have accurately prepared and timely filed all federal, provincial, local and foreign tax returns which are required to be filed, and have paid all Taxes required to be paid by them and any other assessment, fine  or penalty levied against them, to the extent that any of the foregoing is due and payable.

(e)                                  Tax Liabilities.  There are no liens for Taxes on the assets of the Company or the Subsidiaries except for Taxes not yet due, there are no audits of any of the tax returns of the Company or the Subsidiaries reasonably expected to have a Material Adverse Effect on the properties, business or assets of the Company or the Subsidiaries which are known by the Company’s management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any government agency of any deficiency which would have a Material Adverse Effect on the properties, business or assets of the Company or the Subsidiaries.

(f)                                   Significant Acquisitions.  No acquisitions have been made by the Company or the Subsidiaries in the most recently completed fiscal year that are “significant acquisitions” under Securities Laws and none of the Company nor the Subsidiaries are in discussions with another party in respect of any proposed acquisition of a business or related business that has progressed to a state where a reasonable person would believe that the likelihood of the Company or the Subsidiaries completing the acquisition is high and that, if completed by the Company or the Subsidiaries as at the date hereof, would be a “significant acquisition”, in each case which would require disclosure pursuant to Securities Laws.

(g)                                  Auditors.  PWC are independent with respect to the Company as required by Securities Laws and are independent public accountants as required by the U.S. Securities Act, the U.S. Exchange Act and the Rules and Regulations.  There has not been any reportable event (within the meaning of NI 51-102) between the Company and PWC.

(h)                                 Internal Controls and Disclosure Controls.  Each of the Company and the Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company believes that the Company’s and the Subsidiaries’ internal control over financial reporting are effective and the Company is not aware of any material weakness in their respective internal control over financial reporting.  Since August 31, 2017, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Securities Laws) that comply with the requirements of the U.S. Exchange Act and Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and the Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. Such disclosure controls and procedures are effective.

(i)                                     Transfer Agent.  Computershare Investor Services Inc., at its principal offices in Vancouver and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(j)                                    Regulatory Matters.  The Common Shares are listed and posted for trading on the Exchanges and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the U.S. Exchange Act or delisting the Common Shares from any of the Exchanges, nor has the Company received any notification that the SEC or the Exchanges are contemplating terminating such registration or listing except, in the case of the NYSE American, as publicly disclosed as of the date of this Agreement.  Prior to the Closing Date: (i) the TSX will have conditionally approved the listing of the Unit Shares and the Warrant Shares, subject only to the Company fulfilling the customary post-closing conditions of TSX (“TSX Approval”); and (ii) the NYSE American will have approved the listing of the Unit Shares and the Warrant Shares on the NYSE American (“NYSE Approval” and collectively with TSX Approval, “Stock Exchange Approval”).

(k)                                 Consents. No consent, approval, Authorization, order, filing, registration or qualification of or with any court, governmental agency or body, regulatory authority or third party is required except such as shall have been made or obtained at or before the Closing Date from the Securities Regulators and the Exchanges, for the execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated herein.

(l)                                     No Material Change in Company.  Except as disclosed in the Continuous Disclosure Documents, subsequent to the date of the Financial Statements, there has not been any material change (financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of the Company or the Subsidiaries and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change.

(m)                             Capitalization.

(i)                                     The Company.  The Company is authorized to issue an unlimited number of Common Shares, without par value, of which 150,910,006 Common Shares are issued and outstanding as at the date hereof.  All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Company any Common Shares or other security of the Company or any security convertible into, or exercisable for, Common Shares or any other such security.

(ii)                                  Subsidiaries.  Except as set forth in the Continuous Disclosure Documents, the Company owns all of the issued and outstanding securities of the Subsidiaries, and has no other subsidiaries.  All of the outstanding equity interests in the Subsidiaries have been duly authorized and validly issued and all of such equity interests are outstanding as fully paid and non-assessable shares.  There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company or any other person to sell, transfer or otherwise dispose of any equity interests of any Material Entity except as contemplated by Waterberg Call Option Agreement, the PPA Termination Agreement, the Convertible Notes, the Note Indenture and the Liberty Facility.

(n)                                 Unit Shares. All of the Unit Shares forming part of the Units to be sold by the Company hereunder have been, or will by the Closing Time be, duly authorized and issued as fully paid and non-assessable shares, and will have been issued in compliance with all applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Company any Common Shares, or other security of the Company, or any security convertible into, or exercisable for, Common Shares or any other such security.

(o)                                 Warrants.  All of the Warrants forming part of the Units to be sold by the Company hereunder will by the Closing Date be, duly created and issued.

(p)                                 Warrant Shares.  All of the Warrant Shares issuable on the exercise of the Warrants will be, upon issuance on the due exercise of the Warrants in accordance with the terms of the Warrant Certificate, including receipt of the Exercise Price in full in respect of the Warrants exercised) will be duly authorized and issued as fully paid and non-assessable shares.

(q)                                 Books and Records.

(i)                                     The minute books and corporate records of the Company are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the Directors (and any committees of such Directors) and shareholders of the Company as at the date hereof and at the Closing Date will contain all minutes of all meetings and all resolutions of the Directors (and any committees of such Directors) and shareholders of the Company.

(ii)                                  The minute books and corporate records of the Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Subsidiaries as at the date hereof and at the Closing Date will contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Subsidiaries.

(r)                                    Voting Agreements. Except disclosed in the Continuous Disclosure Record, the Company is not and will not be a party to any agreement, nor is the Company aware of any agreement which affects the voting control of any of the securities of the Subsidiaries.

(s)                                   Options. Except as disclosed in the Continuous Disclosure Documents and, without limiting the generality of the foregoing, except in connection with (i) the stock options granted under the Company’s stock option plan;  and (ii) the pre-emptive rights provided herein, no person now has, or will immediately following the Closing Date have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of common shares of the Company or the Subsidiaries.

(t)                                    Registration Rights. Except as set forth in the Continuous Disclosure Record, no person has, or will immediately following the Closing Date have, any rights to require qualification for distribution under Securities Laws of its Common Shares.

(u)                                 No Defaults. The execution and delivery of this Agreement, the fulfilment of the terms hereof by the Company, and the sale and delivery of the Units as contemplated by this Agreement, do not and will not:

(i)            require the consent, approval, Authorization, registration or qualification of or with any Governmental Entity, exchange, Securities Regulator or other regulatory commission or agency or third party, except those that are required under Securities Laws and applicable exchange regulations, all of which have been obtained (or will be obtained prior to the Closing Date); or

(ii)           result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A)                               any of the provisions of the constating documents of the Company or of the Subsidiaries or any resolutions of the directors or shareholders of the Company or of the Subsidiaries or any committee of any of them;

(B)                               any indenture, agreement or other instrument to which the Company or the Subsidiaries are a party or by which it is contractually bound;

(C)                               any statute, rule, regulation or law applicable to the Company or the Subsidiaries including, without limitation, the Securities Laws, or any judgement,  order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over the Company or the Subsidiaries; or

(D)                               any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by the Company or the Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any Encumbrance upon any property or assets of the Company or the Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, Authorization, permit, certificate or other agreement or document to which the Company or the Subsidiaries are a party or by which it is bound, or to which its assets or businesses is subject (each, for the purpose of this section 3, a “Contract”), which individually or in the aggregate would (1) have or result in a Material Adverse Effect on the Company or (2) materially affect or impair the Company’s ability to perform the obligations contemplated under this Agreement.

(v)                                 Marketable Title to Assets

(i)            The Company and the Subsidiaries own, hold or lease all such properties as are necessary to the conduct of their respective businesses as presently operated and as proposed to be operated as described in the Continuous Disclosure Documents;

(ii)           the Company and the Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of Encumbrances (except such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries); and any real property and buildings to be held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries; and

(iii)          none of the Company nor, to the knowledge of the Company, the Subsidiaries have received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or the Subsidiaries.

(w)                               Mining Claims.  All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Company or any of the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material Encumbrances and no royalty is payable in respect of any of them, except as disclosed in the Continuous Disclosure Documents. Except as disclosed in the Continuous Disclosure Documents, no other material property rights are necessary for the conduct of the Company’s business as currently conducted, save that Waterberg JV Resources Proprietary Limited will require surface or land access rights in order for it to conduct future mining operations, and there are no material restrictions on the ability of the Company and the Subsidiaries to use, transfer or otherwise exploit any such property rights.  The Mining Claims of the Company or the Subsidiaries cover the properties required by the Company for the purposes described in the Continuous Disclosure Documents and no other property rights are necessary for the conduct of the Company’s business as currently conducted.  No dispute between the Company or the Subsidiaries and any local, native or indigenous group exists or to the knowledge of the Company is threatened or imminent with respect to the Waterberg Project or the Company’s exploration activities that could reasonably be expected to have a Material Adverse Effect.

(x)                                 Mineral Reserve and Resource Disclosure. The information in the Continuous Disclosure Documents relating to estimates by the Company of the proven and probable reserves and measured, indicated and inferred resources associated with the Waterberg Project has been prepared in all material respects by a “qualified person” in accordance with NI 43-101.  The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate and that the projected production and operating results relating to the Waterberg Project and summarized in the Continuous Disclosure Documents are achievable by the Company.

(y)                                 Compliance with Environmental and Health Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or the Subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any of the Subsidiaries, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment of any international, federal, provincial or municipal jurisdiction (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the

Company or any of the Subsidiaries, of any international, federal, provincial or municipal jurisdiction, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No property of the Company or any of the Subsidiaries is subject to any Encumbrance under any Environmental Law.  None of the Company nor any of the Subsidiaries is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(z)           Permits. The Company and the Subsidiaries hold all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, Authorizations, approvals, rights, rights of way and entitlements and the like (including as required under Environmental Law) which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted, the lack of which would have a Material Adverse Effect on the Company and the Subsidiaries (taken together as a whole after the Closing Time), save that Waterberg JV Resources Proprietary Limited is required to apply for and be granted a mining right and environmental licences in order for it to conduct future mining operations, and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, Authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all material respects and will be in full force and effect in all material respects at the Closing Time, and with no default thereunder.

(aa)         Compliance with other Laws. Each of the Company and the Subsidiaries has conducted and is conducting its activities or business in material compliance with all applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities.

(bb)         No Claims. Except as disclosed in the Continuous Disclosure Documents, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of the Company) commenced or, to the knowledge of the Company, threatened against, or affecting the Company or the Subsidiaries or any of their respective properties, or to which the Company or the Subsidiaries is a party or to which any property of the Company or the Subsidiaries (whether currently owned or to be acquired as a result of the completion of the transactions contemplated in the Continuous Disclosure Documents) is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on, or which questions the validity of any action taken or to be taken by the Company pursuant to or in connection with, this Agreement or any other transaction or agreement contemplated in the Continuous Disclosure Documents.

(cc)         No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares or any other securities of the Company has been issued to the Company or made by any Securities Regulator or exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the knowledge, information and belief of the Company are contemplated or threatened by any such authority or under any Securities Laws except, in the case of the NYSE American, as publicly disclosed as of the date of this Agreement.

(dd)         Reporting Issuer and Compliance with Securities Laws. The Company is a reporting issuer or the equivalent thereof, in good standing in each Reporting Jurisdiction.

(ee)         Insurance. The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(ff)          Finder’s Fees. Other than a 6% finder’s fee payable to Merlin Partners LLP, no person is acting or purporting to act at the request of the Company, who is entitled to any brokerage or finder’s fees by the Company in connection with the transactions contemplated by this Agreement.

(gg)         No Taxes. There are no sales, goods and services, harmonized sales, use or transfer taxes or other similar taxes, fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid by the Company in connection with the execution and delivery of this Agreement or the issuance of the Units hereunder.  No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the sale and delivery to the Investor of the Units or the authorization, execution, delivery and performance of this Agreement.

(hh)         No Corrupt Practices. None of the Company or the Subsidiaries or any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and each of the Company and the Subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ii)           Material Contracts. All contracts, agreements indentures, leases, policies, instruments and licenses of the Company and the Subsidiaries that are material to the Company and the Subsidiaries have been disclosed in the Continuous Disclosure Documents (“Material Contracts”) and there are no amendments to such contracts that have been, are  proposed to be, or are required to be, made and all Material Contracts that are required to be filed on www.sedar.com pursuant to applicable Securities Laws have been so filed.

(jj)           Funding.  To the best of the Company’s knowledge, the net proceeds raised by way of the Private Placement and the Public Offering, along with a further US$3 million to US$4 million in operating funds, are sufficient to meet the operational requirements of the Company’s business until the expiry date of the Warrants, as set forth in the pro-forma budget concurrently delivered by the Company to the Investor.  The Company’s operational expenses will be incurred in a manner materially consistent with such budget unless the Investor has otherwise provided prior written consent to the Company, such consent not to be unreasonably withheld or delayed.

3.2                          Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company as follows and acknowledges that the Company is relying on such representations and warranties in completing its issuance of the Units:

(a)           Organization. It is a black empowerment investment holding company validly existing under the Laws of the Republic of South Africa (the “RSA”), with full power, authority and legal capacity to own or to hold the Units and to complete the transactions to be completed by it as contemplated in this Agreement.

(b)           Authorization. This Agreement has been duly authorized by all requisite action on its part, and upon execution and delivery of the same, shall be enforceable against it in accordance with its respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)           No Violation.  The entering into of this Agreement will not result in a violation of any of the terms and provisions of any agreement to which it is a party or by which it may be bound.

(d)           RSA Matters. It is resident in the RSA and:

(i)            it is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulatory authorities (the “RSA Authorities”) having application in the RSA which would apply to the acquisition of the Units, if any;

(ii)           the Investor is acquiring the Units pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the RSA Authorities in the RSA; if such is not applicable, the Investor is permitted to acquire the Units under the applicable securities laws of the RSA Authorities in the RSA without the need to rely on any exemption;

(iii)          confirms that, to its knowledge, the acquisition of the Units does not contravene any applicable securities or exchange control laws of the RSA Authorities in the RSA; and

(iv)          the acquisition of the Units by the Investor does not trigger:

(A)          any obligation for the Company to prepare and file a registration statement, prospectus or similar document, or any other report with respect to such purchase in the RSA; or

(B)          any continuous disclosure reporting obligation of the Company in the RSA;

(e)           Accredited Investor. It is an “accredited investor” within the meaning of NI 45-106 (by virtue of being a person, other than an investment fund, that has net assets of at least Cdn$5,000,000 as shown on its most recently prepared financial statements) and it is purchasing the Units as principal.

(f)            No Offering Document. It has not received any offering document or disclosure document relating to the Units.

(g)           Limited Remedies and Rights. The Investor acknowledges that there are risks associated with the purchase of an investment in the Units, and the Investor is knowledgeable, sophisticated and experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Units, fully understands the restrictions on resale of the Units, and is able to bear the economic risk of an investment in the Units.

(h)           Filings. If required by Securities Laws or the Exchanges, the Investor will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the purchase and sale of the Units as may be required by any securities commission, the Exchanges or other Governmental Entity.

(i)            Collection of Personal Information. That the Investor:

(i)            has been notified by the Company that the Company is required to provide information (“personal information”) pertaining to the Investor and acknowledges and consents to the Company retaining the personal information for as long as permitted or required by applicable law. The Investor further acknowledges and consents to the Company delivering to the regulatory authorities in the Reporting Jurisdictions any personal information provided by the Investor respecting itself which is required to be provided in satisfaction of the Company’s obligations pursuant to Securities Laws including the information required by Form 45-106F1 — Report of Exempt Distribution; and

(ii)           acknowledges that its name and other specified information, including the number of Units, may be disclosed to (A) other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Laws and (B) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Investor consents to the disclosure of that information.

(j)            Canadian Legend. The Investor acknowledges that the certificate representing the Unit Shares and Warrants, and Warrant Shares issued on the exercise of Warrants within four months of the Closing Date, will bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS PLUS ONE DAY AFTER THE CLOSING DATE].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER THE SAID SECURITIES CANNOT BE FREELY TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT

FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(k)           U.S. Securities Laws.

(i)            The Investor is not, and is not acquiring the Units, Unit Shares, Warrants or Warrant Shares for the account or benefit of, a person in the United States or a U.S. Person;

(ii)           The Investor has not been offered the Units, Unit Shares, Warrants or Warrant Shares in the United States and has not executed or delivered this Agreement or any other buy order for the Units, Unit Shares, Warrants or Warrant Shares in the United States;

(iii)          The current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

(iv)          The Investor is acquiring the Units, Unit Shares, Warrants and any Warrant Shares as principal for its own account, for investment purposes only, and not for the account or benefit of any other person or with the intention to distribute either directly or indirectly any of the Units, Unit Shares, Warrants or Warrant Shares in the United States, except in compliance with the U.S. Securities Act;

(v)           The Investor is not a Distributor, a Dealer, or a person receiving a selling concession in respect of the Units, Unit Shares, Warrants or Warrant Shares;

(vi)          The Units, Unit Shares, Warrants and Warrant Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and the Company has no obligation or present intention to file a registration statement under the U.S. Securities Act with respect to the Units, Unit Shares, Warrants and Warrant Shares;

(vii)         The Warrants will be subject to the restrictions on exercise and transfer with respect to the United States and U.S. Persons, and will bear the U.S. Securities Act legend, set forth in Schedule “A”.

(l)            Consent to Act.  The Investor has delivered to the Company a consent to act on the Board from the Investor’s Nominee.

(m)          Required Financings.  The Investor acknowledges that the Company is required to complete certain additional financings pursuant to the terms of the Liberty Facility.

3.3                          Survival of Representations and Warranties

The representations and warranties of a party herein shall survive the Closing until the third anniversary thereof, unless bona fide notice of a claim that a representation or warranty was incorrect shall have been made in writing before such date, in which case the representation or warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim, notwithstanding any investigation made by or on behalf of the party entitled to rely on such representation or warranty, and provided that the representations and warranties in Section 3.1(d) and 3.1(e) shall survive and continue in full force and effect until 60 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes or interest or penalties upon Taxes under applicable Law in respect of any taxation year to which such representations and warranties extend could be issued under such Law. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by applicable Law.

3.4                          Reliance upon Representations, Warranties and Covenants; Indemnity

The Company acknowledges that the foregoing representations, warranties, and covenants are made by it with the intent that they may be relied upon by the Investor in determining to subscribe for the Units hereunder. The Investor shall be entitled to rely on the representations, warranties, covenants and acknowledgements of the Company contained herein, and the Company hereby indemnifies and holds harmless the Investor from and against any losses, costs or damages arising from its failure to materially comply with, or from the inaccuracy of the representation or warranty in Section 3.1(jj) in any material respect.  This indemnification shall survive the Closing.

3.5                          Material Changes

The Company agrees that if, between the date of this Agreement and the Closing Date, a material change (actual, anticipated, contemplated or threatened, financial or otherwise) occurs in respect of the Company or the Subsidiaries, or a change in a material fact occurs of which the Company becomes aware, the Company will as soon as practicable notify the Investor in writing, setting forth the particulars of such change.

ARTICLE 4
ADDITIONAL COVENANTS

4.1                          Board Representation

As of the Closing Date and for as long as the Investor’s Percentage is at least 5%:

(a)           the Investor shall be entitled to designate one individual (the “Investor’s Nominee”, which initial Investor’s Nominee shall be John Anthony Copelyn) to be nominated and, if elected, to serve as a member of the Board for a term expiring not earlier than the Company’s next annual meeting of Shareholders at which directors of the Company are to be elected provided that such Investor’s Nominee consents in writing to serve as a director and is eligible under the Act to serve as a director;

(b)           the Company shall take all steps as may be necessary to appoint the Investor’s Nominee to the Board as of the Closing Time;

(c)           at the first annual meeting of Shareholders following the end of the term of the Investor’s Nominee, at which directors of the Company are to be elected, and at each meeting of Shareholders thereafter at which directors are to be elected, the Company shall cause the Investor’s Nominee to be included in the slate of nominees proposed by the Company to the Shareholders for election as directors;

(d)           the Company shall use all reasonable efforts to cause the election of the Investor’s Nominee, including soliciting proxies in favour of the election of the Investor’s Nominee in the event the Company intends to solicit any such proxies in connection with a meeting of Shareholders;

(e)           the Company shall notify the Investor in writing immediately upon determining the date of any meeting of the Shareholders at which directors of the Company are to be elected and the Investor shall advise the Company and the Board of the name of the Investor’s Nominee within 10 Business Days after receiving such notice;

(f)            if the Investor does not advise the Company and the Board of the Investor’s Nominee within the time set forth in Section 4.1(e), then the Investor will be deemed to have designated its incumbent nominee for nomination for election at the relevant meeting of the Shareholders;

(g)           if the Investor’s Nominee ceases to hold office as a director of the Company for any reason, the Investor shall be entitled to nominate an individual to replace him or her and the Company shall promptly take all steps as may be necessary to appoint such individual to the Board to replace the Investor’s Nominee who has ceased to hold office;

(h)           the Investor will provide the Board with reasonable notice of the person it proposes to nominate to the Board, and the Investor will give due consideration to the view of the independent members of the Board as to whether such person is an appropriate addition to the Board given his or her skill set. However, the Company shall not be entitled to veto the Investor’s Nominee unless such Investor’s Nominee has previously been removed by a resolution of the Shareholders or such Investor Nominee is a director who retired by rotation and was not re-elected by the Shareholders;

(i)            so long as the Investor’s Nominee serves as a member of the Board, such Investor’s Nominee shall be eligible to serve on any committee of the Board provided that such Investor’s Nominee satisfies the eligibility criteria for such committee and the Board has approved, and has received regulatory approval (if required by applicable Law), of the Investor’s Nominee serving as a member of such committee; and

(j)            the Investor acknowledges that any appointment to the Company’s Board must be ratified annually by a shareholder vote at the Company’s annual general or special meetings of shareholders.

4.2                          Participation Rights

For so as long as the Investor’s Percentage has not fallen below 5% for any continuous period of at least 120 days, in the event that the Company proposes to issue Common Shares or convertible securities (including, without limitation, any securities convertible, exchangeable, or otherwise carrying the right of the holder to purchase or otherwise acquire Common Shares):

(a)           for the purpose of raising finance (an “Equity Financing”) by issuing Common Shares, Convertible Securities or a combination of Common Shares and Convertible Securities (collectively, “Equity Securities”) in a private placement or public offering, directly or indirectly, for cash:

(i)            the Company shall deliver a notice to the Investor in writing as soon as possible after the public announcement of the Equity Financing, but in any event: (i) in the case of a public offering, on the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Equity Financing that constitutes a public offering and (ii) at least fifteen (15) Business Days prior to the proposed closing date of the Equity Financing (the “Equity Financing Notice”), specifying: (A) the total number of Outstanding Equity Securities; (B) the total number of Equity Securities which are proposed to be offered for sale; (C) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (D) the consideration for which the Equity Securities are proposed to be offered for sale; and (E) the proposed closing date of the Equity Financing. If, at the date of the Equity Financing Notice, any of the above noted information is not known to the Company, the Company shall provide such information to the Investor as soon as possible upon such information being ascertained;

(ii)           subject to the receipt by the Company of all required approvals of a Governmental Entity and compliance with applicable Laws, the Investor shall have the right (the “Participation Right”) to subscribe for and purchase up to Investor’s Percentage (measured immediately prior to the first public announcement of the proposed Equity Financing) of the Equity Securities that the Company proposes to offer for sale as described in the Equity Financing Notice, for the consideration and on the same terms and conditions as offered to the other potential investors under the Equity Financing all as set forth in the Equity Financing Notice;

(iii)          if the Investor wishes to exercise its Participation Right in respect of a particular Equity Financing, the Investor shall give written notice to the Company (the “Exercise Notice”) of the exercise of such right and of the number of Equity Securities the Investor wishes to purchase within fifteen (15) Business Days after the Investor’s receipt of an Equity Financing Notice (the “Participation Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Equity Financing.  Notwithstanding the foregoing, in the event that the total number of Equity Securities which are being offered changes after delivery of the Exercise Notice but prior to closing of the offering other than pursuant to the exercise of existing pre-emptive rights, the Investor will be given the opportunity to amend its Exercise Notice;

(iv)          the Investor agrees that if the Company decides to complete an Equity Financing during the Participation Period, it shall be entitled to do so, provided that if during the Participation Period the Investor decides to participate in the Equity Financing, the Company will complete a separate offering on a private placement basis with the Investor, subject to (i) the Company obtaining all the required approvals of a Governmental Entity and (ii) compliance with applicable Laws, within fifteen (15) Business Days of the completion of the Equity Financing or as soon as reasonably practicable thereafter, for up to the Investor’s Percentage (measured immediately prior to the first public announcement of the Equity Financing) of the Equity Securities issued in the Equity Financing (including in such calculation the amounts to be purchased by the Investor in such private placement), on terms no less favourable as those provided to investors under the Equity Financing (other than the application of any applicable statutory hold periods);

(v)           where such Equity Financing is pursuant to a prospectus offering, the Company shall use commercially reasonable efforts to include the

Investor’s entitlement for sale as part of such prospectus offering, provided however that if the Investor’s entitlement is not included in such prospectus offering, the Company shall use commercially reasonable efforts to provide the Investor with the opportunity to subscribe for such Equity Securities on a private placement basis within fifteen (15) Business Days or as soon as reasonably possible thereafter following the closing of the prospectus offering; and

(vi)          notwithstanding the foregoing, if the Investor elects to participate in the Public Offering, such participation will be as part of the underwriting, on the same terms and timing as other purchasers in the Public Offering; and

(b)           in connection with a Non-Cash Transaction:

(i)            the Company shall deliver to a notice to the Investor in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least fifteen (15) Business Days prior to the proposed closing date of the Non-Cash Transaction specifying: (A) the total number of Outstanding Equity Securities; (B) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (C) the rights, privileges, restrictions, terms and conditions of the Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (D) the consideration for which the Equity Securities are proposed to be offered for sale in the Non-Cash Transaction; and (E) the proposed closing date of the Non-Cash Transaction; and

(ii)           for the purposes of the next Equity Financing following the Non-Cash Transaction that is subject to the Participation Right, the Investor shall be entitled to subscribe for such number of Equity Securities, on terms no less favourable to the Investor than the terms offered to other potential purchasers under such Equity Financing, as would result in the Investor and its Affiliates collectively maintaining, following the completion of the Equity Financing, Investor’s Percentage held by them immediately prior to the closing of the Non-Cash Transaction; and

(c)           notwithstanding anything to the contrary contained in this Agreement, Section 4.2(d) shall apply in lieu of sections 4.2(a) and 4.2(b) with respect to any issuance of securities by the Company (collectively, the “Excluded Securities”):

(i)            pursuant to the conversion, exercise or other terms of Convertible Securities outstanding from time to time, including, without limitation, pursuant to Common Share purchase warrants and the Convertible Notes;

(ii)           as payment of interest under the Convertible Notes;

(iii)          under any equity compensation plan in respect of the directors, officers or employees of the Company; or

(iv)          pursuant to a rights offering by the Company, including any securities issued on exercise of such rights;

(d)           subject to the receipt by the Company of all required approvals of a Governmental Entity and compliance with applicable Laws, if the Company’s issuances of Common Shares that are Excluded Securities since the most recent date on which the Investor has exercised its rights under this Section 4.2(d) cause Investor’s Percentage to be reduced, and Investor’s Percentage is below 10% of the Outstanding Equity Securities, the Investor shall have the right to purchase from the Company on a private placement basis that number of Common Shares that would restore Investor’s Percentage to the Investor’s Percentage that would be in effect but for such issuances of Common Shares that are Excluded Securities.  The Investor may exercise this right by providing written notice thereof to the Company.  The purchase price for such Common Shares shall be equal to the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the date the Investor delivers such notice to the Company.  The purchase will occur on a date mutually acceptable to the Company and the Investor and shall be subject to the completion of mutually acceptable documentation;

(e)           as a condition of disclosure to the Investor of non-public information, as contemplated in Section 4.2, the Investor agrees to execute a reasonable confidentiality provision in respect of such disclosure; and

(f)            notwithstanding anything to the contrary in this Agreement, the rights of the Investor set forth in this Section 4.2 may not be exercised if and to the extent that, after giving effect to such exercise the Investor (together with the Investor’s affiliates, and any other persons acting as a group together with the Investor or any of the Investor’s affiliates (such persons, “Attribution Parties”)), would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the rights in question.  For purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Investor that the Company is not representing to the Investor that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act.

4.3                          Listing of Common Shares

The Company will use commercially reasonable efforts to ensure that all Common Shares outstanding or issuable from time to time continue to be or are listed and posted for trading on the TSX (or such other Canadian stock exchange acceptable to the Company) and the NYSE American (or such other United States stock exchange acceptable to the Company), provided that this clause shall not be construed as limiting or restricting the Company from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on such exchanges, so long as the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of such exchanges or the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, or cash.

4.4                          Actions to be Taken by Company

The Company will from and including the date of this Agreement through to and including the Closing Time:

(a)           do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or  incorrect;

(b)           permit the Investor and their legal counsel to (i) participate fully in the preparation of any documents relating to this Agreement and the transactions contemplated herein; and (ii) to conduct such full and comprehensive review of the Company’s business, capital, operations, customers, suppliers and principals, as the Investor, in their sole discretion, considers reasonably necessary;

(c)           ensure that the issue and sale of the Units will fully comply, in all material respects, with the requirements of Securities Laws;

(d)           will immediately send to the Investor and its legal counsel copies of all correspondence and filings to and correspondence from the Securities Regulators or the Exchanges relating to the transactions contemplated by this Agreement; and

(e)           within 10 days of the Closing, will file with the Securities Regulators any reports required to be filed by Securities Laws, including under NI 45-106, in connection with this Agreement and the transactions contemplated by this Agreement in the required form, and will provide the Investor’s legal counsel with copies of such reports.

ARTICLE 5
CLOSING

5.1                          Closing

The Closing for the purchase and sale of the Units shall be held at the offices of Gowling WLG (Canada) LLP, Vancouver, at the Closing Time on the Closing Date.

5.2                          Company Closing Deliveries and Conditions for Acceptance

The Investor’s obligation to purchase the Units at the Closing Time shall be subject to the accuracy of the representations and warranties of the Company contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Company of its obligations under this Agreement and the following conditions:

(a)           Representations; Covenants.

(i)            Each of the representations and warranties of the Company contained in this Agreement shall be accurate in all material respects as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time.

(ii)           All covenants, agreements and conditions of the Company contained in this Agreement to be completed prior to the Closing Time shall have been performed or completed in all material respects by the Company.

(b)           Delivery of Certificates.

(i)            The Investor shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Investor and signed on behalf of the Company by an officer of the Company, with respect to the constating documents of the Company, all resolutions of Directors relating to this Agreement, the incumbency and specimen signatures of signing officers of the Company.

(ii)           The Investor shall have received at the Closing Time a certificate of the Company dated the Closing Date, addressed to the Investor and signed on behalf of the Company by an officer of the Company, certifying for and on behalf of the Company, after having made due inquiry, that:

(A)          no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Units, or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, after due inquiry, contemplated or threatened under any of the Securities Laws or by any other regulatory authority, except, with respect to the NYSE American, as publicly disclosed on the date of this Agreement;

(B)          the Company has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Closing Time;

(C)          the representations and warranties of the Company contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are accurate in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(D)          the underwriters have received orders to subscribe for Public Offering Units in the aggregate sum of not less than US$17.1 million; and

(E)           such other matters as the Investor may reasonably request.

(iii)          The Company will deliver to the Investor certificates of good standing and/or compliance (or the equivalent), where issuable under applicable law, for the Company and the Subsidiaries, each dated within one day prior to the Closing Date.

(c)           evidence of Stock Exchange Approval;

(d)           Delivery of Legal Opinion from Canadian Legal Counsel. The Investor shall have received at the Closing Time a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Investor, from Canadian legal counsel to the Company, addressed to the Investor, which counsel may rely upon as to matters of fact on certificates of the Transfer Agent, government officials, public and stock exchange officials and officers of the Company, with respect to the following matters, assuming completion of the Closing:

(i)            as to the valid existence and good standing of the Company under the laws of the Province of British Columbia;

(ii)           as to the authorized share structure of the Company;

(iii)          that the Company has all requisite corporate power and capacity including under the laws of its jurisdiction of incorporation to (A) carry on its business as presently carried on (as applicable); (B) own its property; (C)  issue the Units and Warrant Shares; and (D) carry out the transaction contemplated hereby;

(iv)          that all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(v)           that the Unit Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares;

(vi)          that the Warrants have been duly authorized and are validly created and issued;

(vii)         that the Warrant Shares have been duly authorized and, upon due exercise of the Warrants, will be validly issued and outstanding as fully paid and non-assessable shares;

(viii)        that the execution and delivery of this Agreement by the Company, the fulfilment of the terms of this Agreement, the issue and sale of the Units and the consummation of the transactions contemplated by this Agreement, do not and will not result in a breach (whether after notice or lapse of time or both) of the Act or any Securities Laws of the Province of British Columbia, or of the terms, conditions or provisions of the constating documents of the Company or any resolutions of directors or shareholders of the Company;

(ix)          that this Agreement has been duly authorized and executed by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject to reasonable opinion qualifications;

(x)           that the form and terms of the Warrant Certificate has have been duly approved by the Company and meets all legal requirements under the constating documents of the Company, the Act and the rules of the TSX (if any) and have been duly approved by the Company;

(xi)          that Computershare Investor Services Inc. at its principal offices in the cities of Vancouver and Toronto has been duly appointed as the transfer agent and registrar for the Common Shares, which appointment has not been revoked and amended;

(xii)         that the Company is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and is not in default of the Securities Laws of such provinces;

(xiii)        the issue and sale of the Units by the Company to the Investor is exempt from the prospectus requirements of the Securities Laws in British Columbia and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or Authorization of a regulatory authority will be required to be obtained by the Company under the securities laws in each of the Reporting Jurisdictions in connection with the issue and sale of the Units in British Columbia to the Investor other than the requirement that the Company files within 10 days from the date of issue and sale, a report of the sale prepared and executed in accordance with the securities laws in British Columbia, together with the payment of prescribed fees in connection therewith;

(xiv)        the issue of the Warrant Shares by the Company to the Investor upon the due exercise of the Warrants will be exempt from the prospectus requirements of the Securities Laws in British Columbia;

(xv)         the first trade in the Unit Shares and the Warrant Shares, other than a trade which is otherwise exempt under securities laws in each of the Reporting Jurisdictions, will be a deemed distribution subject to the prospectus requirements of applicable securities laws in each of the Reporting Jurisdictions, unless certain conditions are met; and

(xvi)        the Unit Shares and the Warrant Shares have been conditionally approved for listing on the TSX subject to the filing of documents in accordance with the requirements of the TSX;

(e)           a certificate from the transfer agent: (A) as to its appointment as transfer agent and registrar of the Common Shares; and (B) as to the issued and outstanding Common Shares as at the close of business on the day prior to the date hereof;

(f)            a share certificate representing the Unit Shares registered in the name of the Investor (or as the Investor may direct), duly executed and issued by the Company and registered in the central securities register of the Company in the name of the Investor (or as the Investor may direct);

(g)           a Warrant Certificate representing the Warrants registered in the name of the Investor (or as the Investor may direct), duly executed and issued by the Company; and

(h)           all actions required to be taken by or on behalf of the Company, including, without limitation, the passing of all requisite resolutions of the Directors and all requisite filings with any securities regulatory authority will have occurred at or prior to the Closing Time so as to authorize and approve this Agreement, the issuance and sale of the Units and all matters related to the foregoing.

5.3                          Investor Closing Deliveries

The Investor acknowledges and agrees that the obligations of the Company shall be subject to the following conditions and that at or prior to the Closing Time, the Investor shall deliver or cause to be delivered to the Company, the following:

(a)           Representations; Covenants.

(i)            Each of the representations and warranties made by the Investor herein (including representations and warranties made in any schedule attached hereto, as applicable) shall be accurate in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(ii)           All covenants, agreements and conditions of the Investor contained in this Agreement to be completed prior to the Closing Time shall have been performed or completed in all material respects by the Investor.

(b)           Deliveries. The Investor shall deliver or cause to be delivered to the Company, the following:

(i)            payment of the aggregate Purchase Price in accordance with Section 2.2.

ARTICLE 6
GENERAL PROVISIONS

6.1                          Termination

(a)                                 It is understood that the Investor and the Company may at their sole discretion waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement in their favour without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance; provided, however, that to be binding on the Investor or the Company as applicable any such waiver or extension must be in writing.

(b)           This Agreement may be terminated under the following circumstances:

(i)            upon mutual consent of the parties;

(ii)           by the Investor, upon written notice to the Company: (A) if the Company enters into an underwriting agreement with respect to the Public Offering pursuant to which gross proceeds of less than US$17.1 million are to be raised; (B) if the Public Offering is terminated in accordance with the provisions of the underwriting agreement entered into with respect to the Public Offering; (C) if there has been a material violation, breach or inaccuracy of any representation, warranty or covenant of the Company contained in this Agreement, which violation, breach or inaccuracy would cause any of the representations, warranties, covenants or conditions of the Company in this Agreement not to be satisfied; (D) if the Closing does not occur by May 18, 2018 (the “Outside Date”); or (E) on the Outside Date if the Company is unable to provide to the Investor the officer’s certification set out in Section 5.2(b)(ii)(D) prior to the Outside Date;

(iii)          by the Company, upon written notice to the Investor, if there has been a material violation, breach or inaccuracy of any representation, warranty or covenant of the Investor contained in this Agreement, which violation, breach or inaccuracy would cause any of the representations, warranties, covenants or conditions of the Investor in this Agreement not to be satisfied; or

(iv)          by the Company where the Investor’s rights under Sections 4.1 and 4.2 have terminated.

6.2                          Notices

(a)           Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by fax as follows:

(i)            in the case of the Investor:

Hosken Consolidated Investments Limited

Suite 801, 76 Regent Road
Sea Point, Cape Town 8005
Republic of South Africa

Attention:              John Anthony Copelyn

Email:                    jc@hci.co.za

with a copy to:

Lawson Lundell LLP

Suite 1600, Cathedral Place

925 West Georgia Street

Vancouver, British Columbia, V6C 3L2

Attention:              Angela D. Austman

Email:                    aaustman@lawsonlundell.com

(ii)           in the case of the Company:

Platinum Group Metals Ltd.

Suite 788, 550 Burrard Street

Vancouver, British Columbia, V6C 2B5

Attention:              R. Michael Jones
Email:                    rmjones@platinumgroupmetals.net

with a copy to:

Gowling WLG (Canada) LLP

Suite 2300, 550 Burrard Street

Vancouver, British Columbia, V6C 2B5

Attention:              Daniel M. Allen

Email:                    daniel.allen@gowlingwlg.com

(b)           Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)           Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.

6.3                          Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

6.4                          Amendments

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.5                          Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

6.6                          Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives and permitted assigns.

6.7                          No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

6.8                          Public Releases

The Company agrees that it shall promptly provide the Investor with drafts of any press release relating to the issuance and sale of Units and the entering into of this Agreement for review and comment prior to the issuance thereof.

6.9                          Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (whether by facsimile, email, or other electronic means), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

PLATINUM GROUP METALS LTD.

By:	/s/ “R. Michael Jones”
	Name:	R. Michael Jones
	Title:	CEO

HOSKEN CONSOLIDATED INVESTMENTS LIMITED

By:	/s/ “John Copelyn”
	Name:	John Copelyn
	Title:	CEO

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE.  THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •, 2018 [DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER CLOSING DATE]

EXERCISABLE PRIOR TO 4:00 P.M., VANCOUVER TIME, ON THE EXPIRY DAY (AS DEFINED BELOW) AT WHICH TIME THESE WARRANTS SHALL EXPIRE AND BE NULL AND VOID

WARRANTS TO PURCHASE COMMON SHARES

OF

PLATINUM GROUP METALS LTD.

Warrant Certificate No. HC-1	Number of warrants represented by this certificate: 15,090,999

THIS CERTIFIES THAT, for value received, •, Suite 801, 76 Regent Road, Sea Point, Cape Town 8005, Republic of South Africa (the “Holder”), being the registered holder of the common share purchase warrants (“Warrants”) represented by this certificate (the “Certificate”) is entitled, at any time prior to 4:00 p.m. (Vancouver time) on the Expiry Day (as defined below), subscribe for and purchase the number of fully-paid and non-assessable common shares (“Common Shares”) of Platinum Group Metals Ltd. (the “Company”) set forth above on the basis of one Common Share at a price of US$0.17 (the “Exercise Price”) for each Warrant exercised, subject to adjustment as set out herein, by surrendering to the Company at Suite 788, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, this Certificate, with a completed and executed subscription form, together with any other materials required thereby, and payment in full for the Common Shares being purchased.

The Company shall treat the Holder as the absolute owner of this Certificate for all purposes and the Company shall not be affected by any notice or knowledge to the contrary.  The Holder shall be entitled to the rights evidenced by this Certificate free from all equities and rights of set-off or counterclaim between the Company and the original or any intermediate holder and all persons may act accordingly and the receipt by the Holder of the Common Shares issuable upon exercise hereof shall be a good discharge to the Company and the Company shall not be bound to inquire into the title of any such Holder.

1.                                      Definitions:  In this Certificate, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:

(a)           “1933 Act” means the United States Securities Act of 1933, as amended;

(b)           “Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time;

(c)           “Business Day” means any day other than a Saturday, Sunday, or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Vancouver, British Columbia and shall be a day on which the Toronto Stock Exchange is open for trading;

(d)           “Certificate” means this certificate evidencing Warrants.

(e)           “Common Shares” means the common shares of the Company as such shares are constituted on the date hereof, as the same may be reorganized, reclassified or otherwise changed pursuant to any of the events set out in Section 11 hereof;

(f)            “Company” means Platinum Group Metals Ltd., a company amalgamated under the laws of British Columbia and its successors and assigns;

(g)           “Current Market Price” of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty (20) consecutive trading days ending five (5) days prior to such date on the Toronto Stock Exchange or if on such date the Common Shares are not listed on the Toronto Stock Exchange, on such stock exchange upon which such Common Shares are listed and as selected by the directors of the Company, or, if such Common Shares are not listed on any stock exchange, then on the over-the-counter market as may be selected for such purpose by the directors of the Company (provided that, if such trading price is in a currency other than United States dollars, the volume weighted average price in such currency will be converted into United States dollars using the applicable daily exchange rate(s) published by the Bank of Canada on the last Trading Day during the applicable measurement period or, if no such rate was published on such date, the next preceding daily exchange rate(s) published by the Bank of Canada; and provided, further, that if the Bank of Canada no longer publishes such rates, the volume weighted average price will be converted into United States dollars using the then applicable exchange rate as determined by the directors of the Company);

(h)           “Exchange Rate” means the number of Common Shares subject to the right of purchase under each Warrant;

(i)            “Exercise Price” means US$0.17 per share, subject to adjustment in accordance with Section 11 hereof;

(j)            “Expiry Day” means November •, 2019;

(k)           “Expiry Time” means 4:00 p.m. (Vancouver time) on the Expiry Day;

(l)            “Holder” means the holder set forth on the first page hereof;

(m)          “person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof or any other entity whatsoever;

(n)           “Registrar and Transfer Agent” means Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9;

2

(o)           “Trading Day” means with respect to the Toronto Stock Exchange, a day on which such stock exchange is open for the transaction of business and with respect to another exchange or an over-the-counter market means a day on which such exchange or market is open for the transaction of business;

(p)           “United States” means the United States of America, its territories and possessions and any states of the United States, and the District of Columbia;

(q)           “U.S. Person” means a “U.S. person” as described in Rule 902 of Regulation S under the 1933 Act; and

(r)            “Warrants” means the common share purchase warrants represented by this Certificate, each common share purchase warrant exercisable to purchase one Common Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time.

2.                                      Expiry Time:

(a)                                 At the Expiry Time, all rights under the Warrants evidenced by this Certificate, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall expire and be of no further force and effect.

3.                                      Exercise Procedure:

(a)                                 The Holder may exercise the right to subscribe for and purchase the number of Common Shares herein provided for by delivering to the Company prior to the Expiry Time, at the office of the Company set out above, this Certificate, with the subscription form attached hereto duly completed and executed by the Holder or the Holder’s legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company, together with any other materials required thereby, and a certified cheque, bank draft or money order in lawful money of the United States payable to or to the order of the Company or by transmitting same day funds in lawful money of the United States by wire to such account as the Company shall direct the Holder in an amount equal to the aggregate Exercise Price in respect of the Warrants so exercised.  This Certificate shall be deemed to be surrendered only upon delivery thereof to the Company at the office set forth herein (or to such other address as the Company may notify the Holder).

(b)                                 Upon such delivery as aforesaid, the Company shall cause to be issued to the Holder hereof the Common Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Certificate and the Holder hereof shall become a shareholder of the Company in respect of the Common Shares subscribed for with effect from the date of such delivery and shall be entitled to delivery of a certificate evidencing the Common Shares and the Company shall cause such certificate or certificates to be mailed to the Holder at the address or addresses specified in such subscription as soon as practicable, and in any event within five Business Days of such delivery.

(c)                                  In the event that this Warrant is exercised before •, 2018 [NTD: four months and one day after the Closing Date], the certificate representing the Common Shares issued upon such exercise shall bear the following legend:

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“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •, 2018 [NTD: four months and one day after the Closing Date].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary or advisable under any such securities laws, or the holder of any such legended certificate provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

(d)                                 Neither the Warrants represented by this Certificate nor the Common Shares issuable upon the exercise hereof have been or will be registered under the 1933 Act or the securities laws of any state of the United States.  The Warrants represented by this Certificate may only be exercised by or on behalf of a holder who, at the time of exercise, either:

(i)                                     provides written certification that (A) at the time of exercise such holder is not within the United States and is not a U.S. Person, and (B) it is not exercising any of the Warrants represented by this Certificate for the account or benefit, or on behalf, of any U.S. Person or person within the United States; or

(ii)                                  provides a written opinion of counsel, in a form acceptable to the Company acting reasonably, that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the 1933 Act and the securities laws of the of all applicable states of the United States or are exempt from registration thereunder.

Common Shares will not be delivered within the United States upon exercise of the Warrants except pursuant to a written opinion of counsel as provided under subparagraph (ii) above.

4.                                      Partial Exercise:  The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Certificate. In the event of any such subscription prior to the Expiry Time, the Holder shall in addition be entitled to receive, without charge, a new Certificate in respect of the balance of the Common Shares which the Holder was entitled to subscribe for pursuant to this Certificate and which were then not purchased.

5.                                      No Fractional Shares:  Notwithstanding any adjustments provided for in Section 11 hereof or otherwise, the Company shall not be required upon the exercise of any Warrants to issue fractional Common Shares in satisfaction of its obligations hereunder and, in any such case, the

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number of Common Shares issuable upon the exercise of any Warrants shall be rounded down to the nearest whole number.

6.                                      Exchange of Certificates:  This Certificate may be exchanged for Certificates representing in the aggregate the same number of Warrants and entitling the Holder thereof to subscribe for and purchase an equal aggregate number of Common Shares at the same Exercise Price and on the same terms as this Certificate (with or without legends as may be appropriate).

7.                                      Transfer of Warrants:  Subject to any restriction or applicable law or policy of any applicable regulatory authority, the Warrants and all rights hereunder may be transferred by surrendering to the Company at the office set forth herein this Certificate together with a transfer form in the form attached hereto as Schedule B duly completed, together with any other materials required thereby. If less than all of the Warrants represented by this Certificate are transferred, the holder shall be entitled to receive a certificate on identical terms in respect of that number of Warrants which the holder has not transferred.

8.                                      Not a Shareholder:  Nothing in this Certificate or in the holding of a Warrant evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

9.                                      No Obligation to Purchase:  Nothing herein contained or done pursuant hereto shall obligate the Holder to subscribe for or the Company to issue any shares except those shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

10.                               Covenants:

(a)                                 The Company covenants and agrees that, so long as any Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided for, it will cause the Common Shares subscribed for and purchased in the manner herein provided to be issued and delivered as directed and all Common Shares which are issued upon the exercise of the right of purchase provided in this Certificate, upon payment therefor of the amount at which such Common Shares may be purchased pursuant to the provisions of this Certificate, shall be and be deemed to be fully paid and non-assessable shares and free from all taxes, liens and charges with respect to the issue thereof and the holders thereof shall not be liable to the Company or to its creditors in respect thereof.

(b)                                 The Company hereby further covenants and agrees that until the Expiry Time, while the Warrants shall be outstanding, the Company shall use its best efforts to preserve and maintain its corporate existence, to remain listed on the Toronto Stock Exchange, to remain a reporting issuer not in default of the requirements of applicable securities laws in the Canadian jurisdictions in which the Company is currently a reporting issuer and it will at its expense expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue or notice of issue) on each stock exchange.

(c)                                  If the issuance of the Common Shares upon the exercise of the Warrants requires any filing or registration with or approval of any securities regulatory authority or other governmental authority or compliance with any other requirement under any law before such Common Shares may be validly issued (other than the filing of a prospectus or

5

similar disclosure document), the Company agrees to take such actions as may be necessary to secure such filing, registration, approval or compliance, as the case may be.

(d)                                 The Company will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may be reasonably required for the better accomplishing and effecting of the intentions and provisions of this Certificate.

11.                               Adjustments:

(a)                                 Adjustment:  The rights of the Holder, including the number of Common Shares issuable upon the exercise of the Warrants represented by this Certificate, will be adjusted from time to time in the events and in the manner provided in, and in accordance with the provisions of, this Section.

(b)                                 The Exercise Price in effect at any date will be subject to adjustment from time to time as follows:

(i)                                     Common Share Reorganization:  If and whenever at any time during the Adjustment Period, the Company shall (A) subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares, (B) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares, or (C) issue Common Shares or securities convertible into or exchangeable for Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options) (any of such events in subclauses (A), (B) or (C) above being herein called a “Common Share Reorganization”) then the Exercise Price shall be adjusted as of the effective date or record date of such event so that it shall equal the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization, and the denominator of which shall be the number of Common Shares outstanding on such date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Share that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date).  Such adjustment shall be made successively whenever any such event shall occur. Upon any adjustment of the Exercise Price pursuant to this Section 11(b)(i), the Exchange Rate shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment.

(ii)                                  Rights Offering:  If and whenever at any time during the Adjustment Period, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to

6

subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date (a “Rights Offering”), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that no such rights or warrants are exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be.  Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Section 11(b)(ii) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates.

(iii)                               Distribution:  If and whenever at any time during the Adjustment Period, the Company shall fix a record date for the making of a distribution to all or substantially all of the holders of Common Shares of (A) securities of any class, whether of the Company or any other corporation (other than Common Shares), (B) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (C) evidences of its indebtedness; or (D) any property or other assets then, in each case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Company (subject to Toronto Stock Exchange approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Company from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price; and Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be

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readjusted to the Exercise Price which would then be in effect if such record date had not been fixed.

(c)                                  Reclassifications:  If and whenever at any time during the Adjustment Period, there is (A) any reclassification of the Common Shares or a capital reorganization of the Company (other than as described in subsection 11(b)(i) hereof), (B) any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other securities), or (C) any sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, then, in each such event, the Holder of this Warrant which is thereafter exercised shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Common Shares that prior to such effective date the Holder would have been entitled to receive, the number of shares or other securities or property of the Company or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, if, on the effective date thereof, as the case may be, the Holder had been the registered holder of the number of Common Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Holder of this Certificate to the end that the provisions set forth in this subsection will thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or other securities or property thereafter deliverable upon the exercise of a Warrant.  Any such adjustments will be made by and set forth in an instrument supplemental hereto approved by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(d)                                 If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsection 11(b) of this Certificate, then the number of Common Shares purchasable upon the subsequent exercise of Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

12.                               Rules Regarding Calculation of Adjustment of Exercise Price:

(a)                                 The adjustments provided for in Section 11 are cumulative and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 12.

(b)                                 No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the Exercise Price is required unless such adjustment would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which,

8

except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)                                  No adjustment in the Exercise Price will be made in respect of any event described in Section 11, other than the events referred to in Section 11(1)(c), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised the Warrants represented by this Certificate prior to or on the effective date or record date of such event. Any participation by the Holder in a distribution, dividend or other event referred to in Section 11 will be subject to the prior approval of any stock exchange on which the Common Shares are then listed.

(d)                                 No adjustment in the Exercise Price will be made under Section 11 in respect of the issue from time to time of Common Shares issuable from time to time as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend.

(e)                                  If at any time a question or dispute arises with respect to adjustments provided for in Section 11, such question or dispute will be conclusively determined by the auditor of the Company or, if the auditor is unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Company and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Company and the Holder. The Company will provide such auditor or firm of chartered accountants with access to all necessary records of the Company.

(f)                                   In case the Company after the date of issuance of the Warrants represented by this Certificate takes any action affecting the Common Shares, other than action described in Section 11, which in the opinion of the board of directors of the Company would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action of the directors of the Company in their sole discretion, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval, including approval of the TSX and NYSE American LLC. Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

(g)                                  If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(h)                                 In the absence of a resolution of the directors of the Company fixing a record date for any event which would require any adjustment to the Warrants represented by this Certificate, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected.

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(i)                                     As a condition precedent to the taking of any action which would require any adjustment to the Warrants represented by this Certificate, including the Exercise Price, the Company shall take any corporate action which may be necessary in order that the Company or any successor to the Company or successor to the undertaking or assets of the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(j)                                    The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 11, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(k)                                 The Company covenants to and in favour of the Holder that, so long as the Warrants represented by this Certificate remain outstanding, it will give notice to the Holder of the effective date or of its intention to fix a record date for any event referred to in Section 11 whether or not such event gives rise to an adjustment in the Exercise Price or the number and type of securities issuable upon the exercise of the Warrants and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Company shall only be required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date or effective date.

(l)                                     In any case in which this Section shall require that an adjustment shall become effective immediately after a record date for or an effective date of an event referred to herein, the Company may defer, until the occurrence and consummation of such event, issuing to the Holder, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Common Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Company will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Common Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Common Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Exercise Date or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Common Shares or of such other securities or property.

13.                               Consolidation and Amalgamation:

(a)                                 The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”), whether by way of reorganization, reconstruction, consolidation, amalgamation, arrangement, merger, transfer, sale, disposition or otherwise, unless, prior to or contemporaneously with the consummation of such transaction, the Company and the successor corporation shall have executed such instruments and done such things as the Company, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

10

(i)                                     the successor corporation will have assumed all the covenants and obligations of the Company under this Certificate, and

(ii)                                  the Warrants and the terms set forth in this Certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Certificate.

(b)                                 Whenever the conditions of Section 13(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

14.                               Representation and Warranty:  The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Warrants and this Certificate and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

15.                               If Share Transfer Books Closed:  The Company shall not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of this Certificate in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares called for thereby during any such period delivery of certificates for Common Shares may be postponed for a period not exceeding five Business Days after the date of the re-opening of said share transfer books provided that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder, if the Holder has surrendered the same and made payment during such period, to receive such certificates for the Common Shares called for after the share transfer books shall have been re-opened.

16.                               Lost Certificate:  If this Certificate becomes stolen, lost, mutilated or destroyed the Company may, subject to applicable law and on such terms as it may in its discretion, acting reasonably, impose, issue and countersign a new Certificate of like denomination, tenor and date as the Certificate so stolen, lost mutilated or destroyed.

17.                               Governing Law:  This Certificate shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws, rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

18.                               Severability:  If any one or more of the provisions or parts thereof contained in this Certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom.

19.                               Headings:  The headings of the articles, sections, subsections and clauses of this Certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Certificate.

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20.                               Numbering of Articles, etc.:  Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause, subclause or schedule refers to the article, section, subsection, clause, subclause or schedule bearing that number or letter in this Certificate.

21.                               Gender:  Whenever used in this Certificate, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

22.                               Day not a Business Day:  In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

23.                               Binding Effect:  This Certificate and all of its provisions shall enure to the benefit of the Holder, its successors, assigns and legal personal representatives and shall be binding upon the Company and its successors.

24.                               Notice:  Unless herein otherwise expressly provided, a notice to be given hereunder will be deemed to be validly given and made if in writing and if served by personal delivery upon the person for whom it is intended or delivered, or if sent by facsimile transmission or E-mail, upon confirmation that such transmission has been properly effected, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission or E-mail, the date of such transmission if sent on a Business Day, failing which it shall be deemed to have been received on the next Business Day.

(a)                                 If to the Holder at the latest address of the Holder as recorded on the books of the Company; and

(b)                                 If to the Company at:

Platinum Group Metals Ltd.
Suite 788, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Attention:                                         Chief Financial Officer

Fax:                                                                       (604) 484-4710

E-mail:                                                        frh@platinumgroupmetals.net

25.                               Time of Essence:  Time shall be of the essence hereof.

[Signature Page Follows]

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IN WITNESS WHEREOF the Company has caused this Certificate to be signed by its duly authorized officer as of this        day of                      , 2018.

PLATINUM GROUP METALS LTD.

Per:
Authorized Signing Officer

13

SCHEDULE A

SUBSCRIPTION FORM

TO:                           Platinum Group Metals Ltd.

Suite 788, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to be issued and hereby subscribes for                   Common Shares of Platinum Group Metals Ltd. at the Exercise Price referred to in the attached Certificate on the terms and conditions set forth in such Certificate and encloses herewith cash or a certified cheque, bank draft or money order payable at par in the City of Vancouver to the order of Platinum Group Metals Ltd. in payment in full of the subscription price of the Common Shares hereby subscribed for.

In connection with this exercise: (check one)

☐	1.

The undersigned hereby certifies that (i) at the time of exercise the undersigned is not within the United States and is not a U.S. Person, and (ii) the undersigned is not exercising any of the Warrants represented by the attached Certificate for the account or benefit, or on behalf, of any U.S. Person or person within the United States.

☐	2.

The undersigned is delivering a written opinion of U.S. counsel, in a form acceptable to the Company acting reasonably, to the effect that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States Securities Act of 1933, as amended, and the securities laws of all applicable states of the United States or are exempt from registration thereunder.

Please issue a certificate for the Common Shares being purchased as follows:

(Note: Until the expiry of the hold period pursuant to National Instrument 45-102 — Resale of Securities, the certificate must be issued in the name of the undersigned.  Common Shares will not be delivered within the United States upon exercise of the Warrants except pursuant to a written opinion of counsel as provided under subparagraph 2 above.)

Name:
Address:

If applicable, please deliver a Certificate in respect of the balance of the Warrants referred to in the attached Certificate but not presently subscribed for, to the undersigned.

DATED this          day of                     , 20    .

Name of Warrantholder:
By:
(Signature)

Name of Signatory:
Title:

SCHEDULE B

TRANSFER FORM

TO:                           Platinum Group Metals Ltd.

Suite 788, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT AS PROVIDED BELOW.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfer unto

(Transferee)

(Address)

                      of the Warrants registered in the name of the undersigned transferor represented by the attached Certificate.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred in the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) or a person with the United States, unless the transferor has included herewith a written opinion of counsel in a form satisfactory to the Company, acting reasonably, to the effect that the Warrants are being offered, sold and transferred pursuant to registration under such Act and all applicable state securities laws or pursuant to an available exemption therefrom.

DATED this        day of                      , 20   .

Signature of Warrantholder guaranteed by:
(Signature of Warrantholder)

Authorized Signature Number

Please send the original Certificate and this originally executed and guaranteed Transfer Form to the Company at the address shown on page 1 of this Transfer Form.

Deliver the new Certificate(s) to the transferee at the address shown on page 1 of this Transfer Form, or to the following:

Name (Please Print)

Address

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